Exhibit 99.1

Not for distribution to U.S. news wire services or dissemination in the United States.

Silver Elephant Announces Filing of Technical Report for
Pulacayo Project and Final Short-Form Prospectus for
Previously Announced $8.0 Million Bought Deal Offering

Vancouver, British Columbia, November 17, 2020 – Silver Elephant Mining Corp. ("Silver Elephant" or the "Company") (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce that, further to its press releases dated October 13, 2020, October 20, 2020, October 21, 2020, and October 27, 2020, it has filed its independent amended technical report with a report date of November 12, 2020 and an effective date of October 13, 2020, titled "Mineral Resource Estimate Technical Report for the Pulacayo Project" (the "Report"). The Report was prepared by Mercator Geological Services Limited on the Company’s Pulacayo project and has been filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

The Company has also filed a final short form prospectus with the securities commissions in each of the provinces of Canada, other than Québec, in connection with its previously announced bought deal offering (the "Offering") of 20,000,000 common shares of the Company (the "Offered Shares") at a price of C$0.40 per share for aggregate gross proceeds of $8.0 million through a syndicate of underwriters led by Mackie Research Capital Corporation and including Canaccord Genuity Corp. and Sprott Capital Partners LP (together, the "Underwriters").

The Company has also granted the Underwriters the option, exercisable in whole or in part from time to time at any time on or prior to the date that is 30 days following the closing date of the Offering to acquire up to an additional 3,000,000 common shares of the Company (representing an additional 15% of the Offered Shares) at a price of C$0.40 per share.

Closing of the Offering is expected to occur on November 24, 2020, or such other date as may be agreed by the Company and the Underwriters, acting reasonably.

The Toronto Stock Exchange has conditionally approved the Offering and the listing of the Offered Shares, subject to customary conditions.

Insider Participation

It is anticipated that John Lee, a director and officer of the Company, will purchase 750,000 Offered Shares pursuant to the Offering. As a result of the participation of Mr. Lee in the Offering, the Offering constitutes a "related party transaction" under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101").

Pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, the Company is exempt from obtaining a formal valuation and minority approval of the Company’s shareholders as the fair market value of Mr. Lee’s participation in the Offering is below 25% of the Company’s market capitalization as determined in accordance with MI 61-101.

A material change report including details with respect to the related party transaction could not be filed less than 21 days prior to the closing of the Offering as the Company did not receive prior confirmation of such participation and the Company deemed it reasonable in the circumstances so as to be able to avail itself of potential financing opportunities and complete the Offering in an expeditious manner.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining company. The Company’s goal is to enable shareholders to own as much silver in the ground as possible.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

"JOHN LEE"
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 EXT. 101
IR@silverelef.com
www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.